Exhibit 99.1

CLPS Incorporation Regains Compliance with Nasdaq Minimum Bid Price Requirement

HONG KONG, Sep. 9, 2024 / PRNewswire / — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS) today announced that it has received a written notice (“Notification”) from the Nasdaq Stock Market LLC (“Nasdaq”) informing that the Company has regained compliance with the Nasdaq’s minimum bid price requirement.

According to the Notification, the minimum bid price of the Company’s common share was $1.00 per share or greater for the last 10 consecutive trading days from August 22 through September 5, 2024. As a result, CLPS has regained full compliance with Nasdaq’s Listing Rule 5450(a)(1), and the matter is now closed.

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation is a global leading information technology (“IT”) consulting and solutions service provider focused on delivering services primarily to global institutions on the banking, wealth management, e-commerce, and automotive sectors. The Company serves as an IT service provider to a growing network of clients in the global financial service industry, including large financial institutions in the U.S., Europe, Australia, Asia, and their PRC-based IT centers. The Company maintains 20 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan. The remaining 10 global centers are located in Hong Kong SAR, USA, Japan, Singapore, Australia, Malaysia, India, Philippines, Canada, and UAE. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X (formerly Twitter), and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com